

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
1440 Blake Street, Suite 310
Denver, Colorado 80202

> **Re:** **CapTerra Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June 30, 2010, and September 30, 2010**
> **File No. 000-50764**

Dear Mr. Creamer:

We have reviewed your response letter dated March 22, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2010

Note 2 – Business Combinations, page 9

1.   We have read and considered your response to comment three. Your acquisition of the general partner interests and 90% of the LP interest in NexCore Group LP should have been taken into consideration when determining the accounting acquirer. Given that general partners in a limited partnership structure are presumed to have control, it appears that you should have been deemed the accounting acquirer pursuant to FASB ASC 805-10-25-5 to the extent your general partnership and majority equity interest in NexCore Group LP provide you with a controlling financial interest. Please amend your filing accordingly or advise us why this accounting treatment is not appropriate.

2.   We have read and considered your response to comment four. Generally the quoted market price of the security should be used or, in the event of an inactive market, cash transactions with third parties for the security in close proximity to support the fair value used. If management has determined the quoted market price is not an appropriate measure of fair value due to an inactive market, the price should not be ignored when determining fair value. Please tell us how you determined your valuation method of the equity instruments issued in the acquisition of NexCore Group LP is consistent with the valuation methods listed in FASB ASC 820-10-35-28 and how the quoted market price of your stock was used in your analysis.

3.   Notwithstanding the previous comment, it is unclear how you determined the company had value based upon its net value prior to the acquisition given that the company had a negative book value as of June 30, 2010. Please advise.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant